Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.

SUPPLEMENT NO. 26 DATED APRIL 2, 2015

TO THE PROSPECTUS DATED MARCH 17, 2014

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 19 dated November 19, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 20 dated December 3, 2014, Supplement No. 21 dated December 15, 2014, Supplement No. 22 dated January 2, 2015, Supplement No. 23 dated January 7, 2015, Supplement No. 24 dated February 5, 2015, and Supplement No. 25 dated March 6, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe updates to our board of directors and officers.

Executive Officers and Directors

Effective as of March 6, 2015, Elizabeth K. Tuppeny and Abby M. Wenzel resigned from the board of directors of Cole Credit Property Trust V, Inc. They were replaced in these positions by Marcus E. Bromley and Robert A. Gary, IV, who were appointed to the board of directors effective as of March 12, 2015 and April 1, 2015, respectively. Accordingly, all references to Mses. Tuppeny and Wenzel in the prospectus are hereby supplemented with the aforementioned information.

The following information supersedes and replaces the table provided in the section captioned “Management – Executive Officers and Directors” on page 71 of the prospectus.

Name	Age*	Position(s)

Michael T. Ezzell	39	Chairman of the board of directors, chief executive officer and president

Simon J. Misselbrook	37	Chief financial officer and treasurer

Christine T. Brown	33	Vice president of accounting and principal accounting officer**

Marcus E. Bromley	65	Independent director

Robert A. Gary, IV	61	Independent director

*	As of April 2, 2015.
**	Non-executive officer.

The “Management – Executive Officers and Directors” section beginning on page 71 of the prospectus is supplemented with the following information.

Christine T. Brown has served as vice president of accounting and principal accounting officer of our company since March 2015 and joined Cole Capital® in October 2011. Since March 2015, Ms. Brown has also served as vice president of accounting and principal accounting officer of Cole Office & Industrial REIT (CCIT II), Inc., Cole Credit Property Trust IV, Inc. and Cole Real Estate Income Strategy (Daily NAV), Inc., all of which are programs sponsored by Cole Capital. Prior to joining Cole Capital, Ms. Brown worked in the accounting and finance industry for over ten years, including working with Deloitte & Touche LLP from September 2004 to August 2006, with Countrywide Bank from August 2006 to August 2008 and with Epps Forensic Consulting PLLC from August 2008 to September 2011. Ms. Brown received a B.A. in Accounting and a B.A. in Marketing from Arizona State University. In addition, she is a Certified Public Accountant, licensed in the state of Arizona, and a Certified Fraud Examiner. She also is a member of the American Institute of Certified Public Accountants and the Association of Certified Fraud Examiners.

We do not directly compensate Ms. Brown for her services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for her salary or benefits.

Marcus E. Bromley has served as an independent director of our company and as a member and chairman of the audit committee of our board of directors since March 2015. Mr. Bromley served as a member of the board of directors of Cole Corporate Income Trust, Inc. and as a member of its audit committee from January 2011 until January 2015 when that company merged with Select Income REIT. From May 2005 until its merger with Spirit Realty Capital, Inc. in July 2013, Mr. Bromley served as a member of the board of directors of Cole Credit Property Trust II, Inc. and also served as the chairman of that company’s audit committee. He also served as a member of the board of directors of Cole Credit Property Trust III, Inc. from October 2008 until May 2012 and as a member of its audit committee from December 2008 until May 2012. From 1993 through 2005, Mr. Bromley served as a member of the board of trustees of Gables Residential Trust, a $3 billion multi-family residential REIT with operations in Texas, Georgia, South Florida, Washington, D.C. and Southern California that was listed on the New York Stock Exchange prior to its sale in 2005. From December 1993 until June 2000, Mr. Bromley also served as the chief executive officer of Gables Residential Trust. Prior to joining Gables Residential Trust, Mr. Bromley was a division partner of Trammell Crow Residential from 1982 until 1993. Mr. Bromley also serves on the board of directors of SG Partners, a multifamily residential company headquartered in Atlanta, Georgia, and on the advisory board of Nancy Creek Capital, an Atlanta-based private equity firm. Mr. Bromley holds a B.S. in Economics from Washington & Lee University and an M.B.A. from the University of North Carolina. Our board of directors selected Mr. Bromley to serve as a director of our company because of Mr. Bromley’s experience as the chief executive officer of a public real estate company, his general knowledge of the real estate industry and his financing experience, all of which are expected to bring valuable insight to the board of directors and potential resources to our company.

Robert A. Gary, IV has served as an independent director of our company and as a member of the audit committee of our board of directors since April 2015. Mr. Gary is a founding Partner of Keiter, PC, Certified Public Accountants and Consultants, which he co-founded in 1978. Mr. Gary has more than 37 years of experience in public accounting, providing accounting, tax, and consulting services to business organizations and individuals. His accounting practice focuses on general business consulting, real estate construction, development and management, employee benefits, executive compensation, estate planning and administration. Mr. Gary provides insights and opportunities to clients in a variety of industries, including real estate, estates, trusts and foundations, private venture capital investors, manufacturing, distribution, and professional services. He previously served as an independent director of Landmark Apartment Trust, Inc. (formerly Grubb & Ellis Apartment REIT Inc.) from December 2005 until May 2014, and of Cornerstone Realty Income Trust from 2003 until its 2005 merger with Colonial Property. While serving on the boards of both Landmark and Cornerstone, Mr. Gary also served as the chairperson and financial expert for each company’s audit committee. He received a B.S. in Accounting from Wake Forest University and an M.B.A. from the University of Virginia’s Darden School. Mr. Gary is a Certified Public Accountant, a Certified Information Technology Professional, a Chartered Global Management Accountant, and a member of the American Institute of Certified Public Accountants and the Virginia Society of Certified Public Accountants. Our board of directors selected Mr. Gary to serve as a director of our company because of Mr. Gary’s experience as a founding partner of a certified public accounting firm, his general knowledge of the real estate industry and his financing and accounting experience, all of which are expected to bring valuable insight to the board of directors and potential resources to our company.